TEXAS OFFICE: SUITE 800 112 EAST PECAN STREET SAN ANTONIO, TX 78205 (210) 228-9500 FAX: (210) 228-0781	KENNEDY & BARIS, L.L.P. ATTORNEYS AT LAW SUITE P-15 4701 SANGAMORE ROAD BETHESDA, MD 20816 (301) 229-3400 FAX: (301) 229-2443	WASHINGTON DC OFFICE: SUITE 320 1225 NINETEENTH STREET, NW WASHINGTON, DC 20036 (202) 835-0313 FAX: (202) 835-0319

July 22, 2008

VIA EDGAR

Mr. Michael Clampitt

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington DC 20549-4561

Re:	Eagle Bancorp, Inc.
Amendment No. 1 to Form S-4
Filed June 26, 2008
File No. 333-150763
Form 10-K for the year ended December 31, 2007, as amended
File No, 000-25923

Dear  Mr. Clampitt:

On behalf of Eagle Bancorp, Inc. (the “Company”), and in accordance with our conversation of July 10, 2008, we hereby submit the enclosed marked pages reflecting changes to the above referenced registration statement made in response to the comments contained in your letter to Ronald D. Paul dated July 7, 2008. This letter serves as the Company’s response to the July 7, 2008 letter.  In accordance with our conversation, these changes will be included in a form of prospectus filed pursuant to Rule 424(b) following effectiveness of the registration statement, and in an amendment to the Form 10-K. For convenience we have preceded each of the Company’s responses with the Commission staff’s comment. This letter also responds to and reflects subsequent conversations with you on July 17, 2008, and a conversation with Paul Cline and other members of the accounting staff and representatives of the Company on July 21, 2008. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Registration Statement and the Amendment.

Form S-4/A

Risk Factors

The costs and effects related to the terminated mortgage operations . . . page 17

1.                                      Your risk factor disclosure alerts investors to the risk that F&T Bank may be required to repurchase F&T Mortgage loans.  Please describe in greater detail the quality of those loans so that investors can better evaluate the likelihood of repurchases.  For example, disclose the LTV ratios of the loans, the delinquency rates, and whether any are negative amortization loans.  For negative amortization loans, please disclose the principal amount outstanding at origination and the current principal amount.  You may also want to disclose where the properties underlying the loans are located by region.

The document has been revised at page 17 in accordance with the comment.

Opinion of Eagle’s Financial Advisor

Transaction Multiples, page 56

2.                                      Please revise the “Net Present Value Analysis” to indicate the 2007 and 2008 EPS provided by Fidelity and how those numbers were adjusted by Eagle.

The document has been revised at page 56 in accordance with the comment.

Pro Forma Financial Statements, beginning on page 73

3.                                      Please refer to prior comment 27.  The purpose of that comment was to elicit disclosure reflecting the effect of the maximum purchase price Eagle would pay for Fidelity on Eagle’s financial statements, which we think is important for Eagle’s shareholders since they are being asked by the company to cast a vote that will authorize it to pay up to the maximum amount for Fidelity.  We note your disclosure here throughout the document that the conversion ratio is subject to revision up to the date of closing and that the final conversion ratio could be less than or up to the maximum conversion ratio disclosed in your document.  Therefore, we think that the language you have included that states that use of the initial conversion ratio is potentially misleading and that it overstates pro forma goodwill and stockholders’ equity is inappropriate since the use of any but the final conversion ratio has the potential to be misleading.  Please revise to delete the referenced language.

The document has been revised at page 73 in accordance with the comment.

Management’s Discussion and Analysis

General

4.                                      Refer to prior comment 32 of our letter dated May 29, 2008.  You disclose that all loans held for sale are Alt-A category loans.  Please disclose whether Fidelity holds other subprime and/or Alt-A category loans.

The document has been revised at page 94  in accordance with the comment.

Allowance for Loan Losses, page 128

5.    In response to prior comment 33 you have disclosed the general factors considered by Fidelity management when determining the provision for loan losses.  However, we believe a more specific discussion would be more helpful to investors.  Please state specifically the factors which influenced management’s judgment when it determined the provision for loan losses at December 31, 2007 and March 31, 2008.  For example, state the extent to which management considered historical loan losses and how, if at all, management was influenced by the current economic conditions.  Refer to instruction (2) to Item IV of Industry Guide 3.

The document has been revised at page 128 in accordance with the comment.

Form 10-K, filed March 14, 2008

6.                                      We are unable to agree with your analysis that the company’s performance targets qualify for exclusion under Instruction 4 to Item 402(b) of Regulation S-K.  In addition, we remind you that if you believe disclosure of targets in the future is not required because disclosure would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, you must discuss how difficult it will be for the registrant to achieve the undisclosed target levels.  As in all cases, we remind you that you are responsible for the adequacy and accuracy of the disclosure in your filings.

During our conversation on July 10, 2008, you advised me that the staff has agreed with the analysis contained in the comment response letter submitted in connection with Amendment No. 1 that the disclosure of deposit growth targets would result in competitive harm and as a result may be excluded.  On behalf of Eagle, we thank the staff for its consideration of this matter.

Pursuant to your invitation, we take this opportunity to provide you with Eagles’ analysis of how disclosure of target levels on the other performance factors on which bonuses may be earned would similarly result in competitive harm.  As with deposit production goals, the disclosure of loan growth targets for an officer with responsibilities for a portion of the company’s market would indicate an intention to pull back on, or raise the quality bar, on lending in that market, or to offer loan terms (including pricing, repayment term, collateralization and guaranty requirements, interest reserve funding, amortization, etc.) which are less competitive in that market, to reduce competition in some types of loans and/or to expend fewer resources on expansion of market share in that area, which would give a competitor an opportunity to adjust its own offerings in that market, knowing that the company was not likely to be an aggressive competitor.

In respect of net interest margin and net income goals, Eagle believes that disclosure of information, even on a purely historical basis, of net interest margin and income targets would result in competitive harm. Net interest margin, and given the reliance of the Company on net interest margin for substantially all of its income, net, income, are significantly impacted by strategies and daily tactical pricing decisions for loan and deposit products. Disclosure of these targets, even on a historical basis, would give the market and specific competitors insight into how the company plans to react to recognized economic and interest rate cycles. Disclosure of the expected or target levels of net interest income and net income would give competitors substantial insights into the Company’s pricing strategies and plans for loan and deposit pricing and its competitive intentions, and in the case of net income, capital expenditures, other noninterest expenditures, and other factors which might influence these targets.

The Company operates in a highly active marketplace, against numerous competitors, publicly reporting and private, of all sizes, each seeking market intelligence and any manner of advantage in establishing prices, developing products, advertising campaigns and acquiring customers.  Disclosure of current year incentive compensation information with respect to these factors would provide Eagle’s competitors additional tools with which to compete against it, and place it at a disadvantage, and therefore renews its request that the staff permit it to not make such disclosures for deposit growth, loan growth and net interest margin targets.

Eagle accedes to the staff’s determination in respect of the remaining three performance factors set forth in the earlier comment response letter, and has included disclosure of historical targets in such matters in the Amendment No. 2 to the Company’s Form 10-K for the year ended December 31, 2007, provided in response to comment 7 below.  With respect to the deposit growth, in respect of which the staff has accepted the Company’s analysis, loan growth and net income and net interest margin, which Eagle believes should similarly be eligible for nondisclosure, Eagle proposes to disclose, in substance, that the targets are based upon Eagle’s budget goals, which are established by determining the expected financial position and results of operations of the Company at the end of the budget year at issue in light of the available resources of the company, market conditions, anticipated interest rates, competitive factors and other anticipated economic and financial conditions, and adjusting footings, results of operation and other ratios to reflect an improvement, generally making the targets consistent with Eagle’s historical growth rates.

In accordance with our subsequent conversation, the Company understands that the staff does not concur with the foregoing argument in respect of net interest margin and net income goals, and will provide appropriate disclosure of these targets in future filings. In addition, we confirm on behalf of the Company that the Company will discuss in future filings how difficult it will be to achieve the undisclosed target levels relating to deposit and loan growth.

Form 10-K/A, filed June 25, 2008

7.                                      Amendments must set forth the complete text of each item as amended.  See Rule 12b-15 of the Securities Exchange Act of 1934.  You have not set forth the complete text of Item 11. Executive Compensation.  Please revise.

The Company will file a further amendment to Form 10-K, consisting of the complete text of Item 11, including the information set forth in Item 7 above, a Form 10-K cover page, explanatory memo and signature page.

8.                                      Please refer to prior comment 41 and Appendix A filed in response to that comment.  Please tell us the extent to which you use interest reserves in connection with your ADC loans.  To the extent applicable, discuss how you monitor projects throughout their lives to make sure the properties are moving along as planned such that it is appropriate to continue to capitalize the interest to the loan.  Also discuss whether you have ever extended, renewed or restructured terms of existing ADC loans, and the reasons for the changes.

The Company hereby provides the staff the following information supplementally. The Company will consider inclusion of this information, along with the information previously provided,  in future filings.

ADC lending, including both investment and owner occupied projects, comprises approximately 20% of the Company’s total loan portfolio.  The Company uses loan funded interest reserves in connection with approximately 80% of its ADC loans, both speculative and non speculative.  ADC loans containing loan funded interest reserves represent 17% of the outstanding loan portfolio at June 30, 2008.  The decision to establish a loan-funded interest reserve is made upon origination of the ADC loan and is based upon a number of factors considered during underwriting of the credit including (i) the feasibility of the project; (ii) the experience of the sponsor; (iii) the creditworthiness of the borrower and guarantors; (iv) borrower equity contribution; and (v) the level of collateral protection.  When appropriate, an interest reserve provides an effective means of addressing the cash flow characteristics of a properly underwritten ADC loan.  The Company does not significantly utilize interest reserves in other loan products.

The Company recognizes that one of the risks inherent in the use of interest reserves is the potential masking of underlying problems with the project and/or the borrower’s ability to repay the loan.  In order to mitigate this inherent risk, EagleBank employs a series of reporting and monitoring mechanisms on all ADC loans, whether or not an interest reserve is provided, including (i) construction and development timelines which are monitored on an ongoing basis tracking the progress of a given project to the timeline projected at origination; (ii) a construction loan administration department independent of lending function; (iii) third party independent construction loan inspection reports; (iv) monthly interest reserve monitoring reports detailing the balance of the interest reserves approved at origination and the days of interest carry represented by the reserve balances as compared to the then current anticipated time to completion and/or sale of speculative projects; and (v) quarterly commercial real estate construction meetings among senior management which include monitoring of current and projected real estate market conditions.  Through these monitoring procedures, the Company maintains a proactive approach to early recognition of potential weaknesses in ADC loans that might otherwise be obfuscated through the use of interest reserves.

If weakness is detected in an ADC loan, we will typically remediate any issues through requirements to post additional collateral security and/or out of pocket interest reserves and/or enhanced guarantor support.  If a project has not performed as expected, it is not the Company’s practice to increase loan funded interest reserves.  Further, the Company does not continue to accrue interest, through a previously approved loan funded interest reserve or otherwise, where projects have experienced development or construction delays, cost overruns, sales or leasing shortfalls, or otherwise are not performing according to the original loan agreement and have inadequate collateral support.  ADC loans which are inadequately protected by the current sound worth and paying capacity of the obligor and/or of the collateral pledged undergo an impairment analysis under FAS 114 and may be transferred to non performing status, regardless of interest reserve availability.  Additionally, if indicated by the impairment analysis, EagleBank  establishes specific loan loss reserves for those impaired loans.  The Company currently has three significant ADC loan relationships in non performing status totaling $9,605,000, or 6% of outstanding ADC loans and 1.2% of total loans, for which specific reserves in the amount of $250,000 have been established.  Of these non performing loans, the largest, a $5,600,000 condominium conversion project, contains an unused loan funded interest reserve provision.  Nevertheless, the loan was placed on non accrual in the first quarter of 2008 due to cost overruns (since funded out of pocket by the borrower and the contractor) and delays in the construction and development process.  The loan has been evaluated for impairment based upon a current FAS 114 analysis with an updated appraisal and no loss is anticipated.  Due to impairment in the anticipated timing of receipt of payment, the loan remains in non performing status.  The Company has never entered into a Troubled Debt Restructure (TDR).

Consistent with prudent lending practices, the Company may extend the term of an otherwise satisfactory and well supported ADC loan to allow for delays in the construction and/or sale processes such as permitting, government inspections, and/or delayed absorption due to market conditions.  Approximately 22% of loans in the current performing ADC portfolio have been extended beyond their original term to accommodate such delays. For example, most recently EagleBank granted a short term extension to a borrower to allow for completion of a construction project.  EagleBank required the Borrower to post an out of pocket interest reserve sufficient to carry the project for the term of the extension.  If necessary to accommodate a delay in unit absorption, it is anticipated that any further extension would be similarly conditioned.

9.                                      Please refer to prior comment 42 and tell us in greater detail why you believe SFAS 66 is the appropriate model for recognizing interest on loans originated by ECV.  Please be specific and provide a level of detail sufficient to support your accounting policy.

Based on the foregoing comment and subsequent discussions, the Company hereby provides the staff the following analysis:

The transactions termed “higher risk loan” transactions in the Company’s prior filings were subordinated loan financings, wherein EagleBank was the primary lender in an Acquisition Development and Construction loan (“ADC”). Until 2006 and the organization of Eagle Commercial Ventures (“ECV”) as a subsidiary of the Company, the Company would make such higher risk loans, which were subordinated to the loan made by EagleBank directly.  ECV was established for the purpose of making such loans in 2006 and thereafter, although the Company may elect to make such loans directly, on a case by case basis.

In return for higher risk (in that 100% of the cost of the project was being financed by a combination of the two loans), the transactions were structured to permit the Company to receive “additional interest” in the form of a share of the net proceeds of the sale of residential units after all loans and related interest on those loans has been repaid to both EagleBank and the Company.

In determining that the arrangement was to be accounted as a loan, the Company relied on AcSEC’s guidance reprinted from the CPA letter, Special Supplement, dated February 10, 1986 (also referred to as Exhibit 1 to AcSEC Practice Bulletin No. 1) (“Exhibit 1”).  Paragraph 16 of that document states the following:

“If the lender is expected to receive 50 percent or less of the expected residual profit, the entire arrangement should be accounted for either as a loan or as a real estate joint venture, depending on the circumstances.  At least one of the characteristics identified in paragraph 9, b through e, or a qualifying personal guarantee should be present for the arrangement to be accounted for as a loan”.

The Company’s share of the net proceeds from the sale of units was 49%, which is less than 50% (refer to paragraph 8.2(b)(ii) of the development loan agreement, a copy of which paragraph is provided supplementally).  As such, paragraph 9 of Exhibit 1 was reviewed to determine if any of those characteristics were present in the arrangement.

Paragraph 9c states the following:

“c.           The lender has 1) recourse to substantial tangible, saleable assets of the borrower, with a determinable sales value, other than the ADC project that are not pledged as collateral under other loans; or 2) the borrower has provided an irrevocable letter of credit from a creditworthy, independent third party to the lender for a substantial amount of the loan over the entire term of the loan.”

Paragraph 10 states the following

                “10. Some ADC arrangements include personal guarantees of the borrower and/or a third party....In instances where the substance of the guarantee and the ability of the guarantor to perform can be reliably measured, and the guarantee covers a substantial amount of the loan, concluding that an ADC arrangement supported by a personal guarantee should be accounted for as a loan may be justified.”

The borrower in the loan on which the Company has recognized residual profits, and often in these types of transactions, is a single purpose entity established by a developer for purposes of carrying out the project being funded.  As such the borrowing entity typically will not have any additional unencumbered assets. However, as part of the underwriting process involved with this arrangement the Company obtained guarantees of the entire loan obligations of the borrower from the parent entity of the borrower, and from the principals of the parent entity.  As part of the underwriting process the Company obtained financial statements of the borrower and the principals of the borrower, and based on the financial statements was able to identify tangible net assets apart from the development project that satisfied the Company’s claim that the guarantees had substance.  In addition to the assets of the borrower, to which the Company had recourse, the Company determined that through the guarantees they had access to substantial available assets of the borrower’s parent and principal owners covering the full amount of the loan.

As such, in accordance with paragraph 16b and the analysis suggested by paragraphs 10-14, these facts led the Company to the conclusion that the proper accounting for this arrangement is as a loan and not an investment in real estate or a joint venture.

From an income statement standpoint, the Company determined, based on reference to the principles contained in  Exhibit 1, that the recording of any additional interest as defined in the Agreement should be based on realization of the amounts. Since the realization of these amounts was achieved only after the Company received its share of the net proceeds of residential units subsequent to all other loans being paid in full, the Company recorded income upon receipt of those proceeds. Furthermore, the Company determined that it had no remaining involvement in the project, and therefore no amounts paid were contingent in any manner.

Additional interest income was recorded as non-interest income based on its nature as being derived from sharing in net proceeds of the sale of residential units, and its significance to revenue. Furthermore, including the amounts in interest income would have distorted loan yields, net interest margins and related trends.

The Company will, in future filings, revise its r4evenue recognition policy for these types of loans to read as follows:

“Higher Risk Lending – Revenue Recognition

The Company has directly made higher risk acquisition, development, and construction (ADC) loans that entail higher risks than ADC loans made following normal underwriting practices (“higher risk loan transactions”). These higher risk loan transactions are currently made through the Company’s subsidiary, ECV, which was formed in July 2006. This activity is limited as to individual transaction amount and total exposure amounts based on capital levels and is carefully monitored. The loans are carried on the balance sheet at amounts outstanding and meet the loan classification requirements AcSEC’s guidance reprinted from the CPA Letter, Special Supplement, dated February 10, 1986 (also referred to as Exhibit 1 to AcSEC Practice Bulletin No. 1). Additional interest earned on these higher risk loan transactions (as defined in the individual loan agreements) is recognized as realized under the provisions contained in  AcSEC’s guidance reprinted from the CPA Letter, Special Supplement, dated February 10, 1986 (also referred to as Exhibit 1 to AcSEC Practice Bulletin No. and Staff Accounting Bulletin No. 101 (Revenue Recognition in Financial Statements). The additional interest is included as a component of non-interest income.”

If you have any questions regarding this response, or if you have any further comments, please contact the undersigned at 301.229.3400, extension 18, by fax at 301.229.2443 or by email at nmgruber@kennedybaris.com.

Very truly yours,

/s/ Noel M. Gruber

Noel M. Gruber

Enclosures
NMG/hs